BRF S.A.
A Public Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“Company”) (BOVESPA: BRFS3; NYSE: BRFS), in accordance with CVM Instruction no. 358, enacted on January 3rd, 2002, has informed, on October 01, 2015, its shareholders and the market in general that its controlled entities Quickfood S.A. (BCBA: PATY) and Avex S.A., both headquartered in Argentina, executed with Molinos Río de la Plata S.A. and one of its controlled entities, the documents required for the acquisition of the following sausage, hamburger and margarine trademarks, all present in the Argentinean retail market: Vieníssima, GoodMark, Manty, Delícia, Hamond, Tres Cruces and Wilson (“Transaction”).

Further to the abovementioned announcement and being the conditions precedent set forth in the executed documents fulfilled, BRF hereby announces the conclusion of the Transaction on this day. The competent local administrative authorities will be informed about the conclusion of the Transaction.

The Transaction is in line with BRF’s strategic plan of globalizing the Company by means of reaching local markets, strengthening BRF‘s brands and distributing and expanding its product portfolio around the globe.

São Paulo, October 16, 2015

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer